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Prospectus Supplement
(To Prospectus Dated August 29, 1997)

$2,575,000,000
SLM Student Loan Trust 1997-3
$1,456,350,000 Floating Rate Class A-1 Student Loan-Backed Notes
$1,028,500,000 Floating Rate Class A-2 Student Loan-Backed Notes
$90,150,000 Floating Rate Student Loan-Backed Certificates

SLM Funding Corporation
Seller
Sallie Mae Servicing Corporation
Servicer

The SLM Student Loan Trust 1997-3 (the "Trust") will issue $1,456,350,000 aggregate principal amount of Floating Rate Class A-1 Student Loan-Backed Notes (the "Class A-1 Notes"), $1,028,500,000 aggregate principal amount of Floating Rate Class A-2 Student Loan-Backed Notes (the "Class A-2 Notes" and, together with the Class A-1 Notes, the "Notes") and $90,150,000 aggregate balance of Floating Rate Student Loan-Backed Certificates (the "Certificates").

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THE CERTIFICATES REPRESENT UNDIVIDED BENEFICIAL INTERESTS IN, AND THE NOTES REPRESENT OBLIGATIONS OF, THE TRUST ONLY AND DO NOT REPRESENT INTERESTS IN OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR INSURED BY, THE SELLER, STUDENT LOAN MARKETING ASSOCIATION, THE SERVICER OR ANY AFFILIATE THEREOF OR BY THE UNITED STATES OF AMERICA OR ANY GOVERNMENTAL AGENCY. PROSPECTIVE INVESTORS SHOULD CONSIDER THE FACTORS SET FORTH UNDER "RISK FACTORS" ON PAGE S-15 HEREIN AND ON PAGE 13 OF THE PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public(1)	Underwriting Discount(2)	Proceeds to the Seller(1)(3)
Per Class A-1 Note	100.00%	0.225%	99.775%
Per Class A-2 Note	100.00%	0.275%	99.725%
Per Certificate	100.00%	0.3685%	99.6315%
Total	$2,575,000,000	$6,437,365.25	$2,568,562,634.75

(1)
Plus accrued interest, if any, or return, if any, from September 11, 1997.
(2)
The Seller and Sallie Mae have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3)
Before deducting estimated expenses of $1,355,000 payable by the Seller.

        The Notes and the Certificates offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes and Certificates will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York on or about September 11, 1997 against payment therefor in immediately available funds and, in the case of the Notes, also Cedel Bank, société anonyme, and the Euroclear System.

J.P. Morgan & Co.
Deutsche Morgan Grenfell
Education Securities, Inc.
Lehman Brothers
Merrill Lynch & Co.
Morgan Stanley Dean Witter

The date of this Prospectus Supplement is September 4, 1997

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on September 8, 1997 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/0000950109-97-005844.txt. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing